UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 10)*

CHINACAST EDUCATION CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

16946T109

(CUSIP Number)

Ned Sherwood

c/o ZS Fund L.P.

1133 Avenue of the Americas

New York, New York 10036

(212) 398-6200

With copies to:

Brian J. Lane

Gibson, Dunn & Crutcher LLP

1050 Washington Avenue, N.W.

Washington, DC 20036-5306

(202) 887-3646

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 16946T109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,573,141
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 973,141
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,198,629
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%*
14	TYPE OF REPORTING PERSON IN

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing. The numbers above (including the calculation of the percentage in row 13) also reflect 198,000 Warrants held by MRMP Managers LLC, of which Ned Sherwood is an investment manager.

CUSIP No. 16946T109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS ZS EDU L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON PN

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

CUSIP No. 16946T109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS ZS EDU GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,625,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%*
14	TYPE OF REPORTING PERSON OO

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

CUSIP No. 16946T109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Robert Horne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER 2,625,488
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER 2,625,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,675,488
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON IN

*	The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

Page 6 of 10 Pages

The Statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2011, and as amended and restated on May 12, 2011 and November 22, 2011, and as amended on December 9, 2011, December 15, 2011, January 10, 2012, April 16, 2012, May 22, 2012, May 25, 2012 and August 2, 2012 (as amended and amended and restated, the “Schedule 13D”) by the Reporting Persons named therein is hereby amended by this Amendment No. 10 (“Amendment No. 10”) to the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is supplemented by adding the following:

Notes and Warrants Purchase Agreement

On August 24, 2012, the Issuer entered into a notes and warrants purchase agreement (the “Purchase Agreement”) and a related series of promissory notes (the “Notes”) and warrants, as further described below, with a group of purchasers (the “Purchasers”) that includes MRMP Managers LLC (“MRMP”). Ned Sherwood is an investment manager of MRMP.

The Issuer had previously issued notes pursuant to (i) the Notes and Warrants Purchase Agreement, dated as of April 10, 2012 (the “April 2012 Purchase Agreement”), between the Issuer and the purchasers named therein, and (ii) the Borrowing Notice and Acknowledgement, dated as of May 18, 2012 (the “Borrowing Notice”), between the Issuer and the purchasers named therein. Pursuant to the Purchase Agreement, the Issuer, the Purchasers, and the purchasers under the April 2012 Purchase Agreement and the Borrowing Notice have agreed that the Notes, together with the notes sold pursuant to the April 2012 Purchase Agreement and the Borrowing Notice, will be treated as one series (the “Notes Series”), and any and all payments or prepayments will be applied pro rata across the Notes Series with respect to the outstanding principal amount of each note included in the Notes Series (each, a “Series Note”). To effect this agreement to treat all of the Series Notes as a series, the Issuer has made a sticker amendment (a “Sticker”) to each Series Note issued under the April 2012 Purchase Agreement and the Borrowing Notice.

Among other terms, the Purchase Agreement provides that so long as the Notes are outstanding, any Purchaser holding the Notes shall have the right to receive (i) a weekly report detailing the use of the proceeds from the Notes and (ii) any other information that the Purchasers may reasonably request

Notes

Pursuant to the Purchase Agreement, the Issuer sold and issued Notes to the Purchasers in an aggregate principal amount of $2.15 million on August 24, 2012 (of which MRMP purchased the aggregate principal amount of US$78,000). The Notes bear interest at twenty percent (20.0%) per annum, payable semi-annually in arrears, and mature on August 24, 2013.

The Issuer may prepay any Note in whole or in part at any time prior to maturity by paying 102.5% of the principal to be prepaid together with the accrued interest on the prepaid principal amount to the date of prepayment. If the Note is prepaid in full prior to maturity, the Issuer will pay the Purchaser an additional amount equal to the greater of (a) ten percent (10.0%) of the greatest aggregate principal amount of the Note at any time outstanding minus the sum of (i) all interest paid thereon plus (ii) any prepayment penalties paid in accordance with the foregoing sentence and (b) zero. No prepaid amount may be reborrowed. Each Note provides that until all amounts outstanding under the Note have been repaid in full, the Issuer shall not incur any indebtedness other than indebtedness (a) existing or arising under the Note or any other Series Note; (b) existing as of the date of the Note; (c) indebtedness of the Issuer in an amount not to exceed $5.0 million outstanding at any one time in the aggregate for the purposes mutually agreed with the Purchasers in accordance with the Purchase Agreement and upon the same terms as the Notes; provided, however, if the terms of such indebtedness are materially more favorable than the terms of the Note, then the holder of the Note shall be entitled to receive the same terms of such indebtedness with respect to the Note; and (d) indebtedness of the Issuer which is subordinated to the Note. Each Note includes events of default for failure to pay principal or interest, bankruptcy and breach of any representation or warranty included in the Note and for an event of default under any other Series Note.

Page 7 of 10 Pages

Warrants

Pursuant to the April 2012 Purchase Agreement, the Borrowing Notice and the Purchase Agreement, the Issuer issued 4,342,364 warrants (the “Warrants”) on August 24, 2012, to the purchasers thereunder (including 198,000 Warrants issued to MRMP). As of August 24, 2012, the Warrants represent the right to purchase an aggregate of 4,342,364 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”), with each Warrant entitling its holder to purchase one share of Common Stock (each, a “Warrant Share”) at an initial exercise price of $0.40 per share, as may be adjusted from time to time in the event of ordinary stock splits, stock dividends, re-classifications and recapitalizations and issuances or sales of shares of Common Stock (or deemed issuances and sales under the terms of the Warrant) for a consideration per share less than the exercise price of the Warrant in effect immediately prior to such issuance or sale. A holder may exercise Warrants by paying the applicable exercise price in cash or on a cashless basis under certain circumstances.

As previously disclosed in the Issuer’s Form 8-Ks dated April 16, 2012 and May 24, 2012, the April 2012 Purchase Agreement provides that the warrants issuable thereunder will have an exercise price of $4.00 per share and the Borrowing Notice provides that the warrants issuable thereunder will have an exercise price of $1.00 per share, respectively. Furthermore, the Borrowing Notice also provides that the exercise price of the warrants issuable under the April 2012 Purchase Agreement changed from $4.00 per share to $1.00 per share. In connection with the financing described herein, the Purchase Agreement provides that (i) the Warrants, which include all of the warrants issuable pursuant to the April 2012 Purchase Agreement and the Borrowing Notice, will have an exercise price of $0.40 per share, (ii) the same anti-dilution adjustments in the warrants being sold to the Purchasers pursuant to the Purchase Agreement will also be provided in the warrants sold to purchasers under the April 2012 Purchase Agreement, and (iii) the number of warrants issuable to the purchasers under the April 2012 Purchase Agreement and the Borrowing Notice will be increased so that each such purchaser will receive one warrant for every $1.00 of notes sold to such purchaser under the April 2012 Purchase Agreement and the Borrowing Notice.

Registration Rights Agreement

In connection with the sale and issuance of the Warrants, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with the purchasers of the Warrants providing for certain registration rights with respect to (i) the Warrant Shares and any other securities issued or issuable with respect to or in exchange for the Warrant Shares and (ii) the shares of Common Stock held by Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital” and, collectively with Fir Tree Value, “Fir Tree”), including any additional shares of Common Stock acquired by Fir Tree after the date of the Registration Rights Agreement, together with any securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such shares of Common Stock (the “Registrable Securities”). The Registration Rights Agreement (a) requires the Issuer to file a registration statement on Form S-1 covering the resale of the Registrable Securities within 30 days of the date on which the Issuer fully complies with its reporting obligations under the Securities Exchange Act of 1934, as amended (“1934 Act”), and is not subject to any outstanding comments from the U.S. Securities and Exchange Commission (the “SEC”) on, or any SEC review of, its 1934 Act filings, (b) requires the Issuer to file a registration statement on Form S-3 covering the resale of the Registrable Securities within 30 days following the Issuer becoming eligible to use such form, (c) requires the Issuer to use commercially reasonable efforts to have any registration statement so filed declared effective as soon as practicable, and (d) provides the holders of Registrable Securities with certain piggyback registration rights with respect to an offering of common stock by the Issuer for its own account or for the account of any of its stockholders. In addition, the Issuer agreed to use commercially reasonable efforts to comply with its reporting obligations under the 1934 Act as soon as reasonably practicable. The Registrable Securities will cease to be registrable and covered by the Registration Rights Agreement upon their sale under a registration statement or pursuant to Rule 144 or upon such securities becoming eligible for sale without restriction by such holders pursuant to Rule 144. Under certain circumstances, the Issuer will also be permitted to suspend the use of any prospectus included in any registration statement contemplated by the Registrations Rights Agreement for not more than 20 consecutive days or an aggregate of 60 days in any 12 month period.

The Registration Rights Agreement also requires the Issuer to pay specified liquidated damages to holders of any Registrable Securities under certain circumstances if the Issuer fails to satisfy certain of its obligations under the Registration Rights Agreement within the time periods specified therein. The Registration Rights Agreement supersedes the registration rights agreement between the Issuer and Fir Tree, dated as of November 23, 2009, which was terminated pursuant to the Purchase Agreement.

The foregoing descriptions of the Purchase Agreement, the Notes, the Warrants, the Registration Rights Agreement and the Stickers are generalized, do not purport to be complete and, as such, are subject to and qualified in their entirety by reference to the provisions of the Purchase Agreement, the Form of Note, the Form of Warrant, the Registration Rights Agreement and the Form of Sticker, which are attached as Exhibits 12, 13, 13, 15 and 16, respectively, to this report and incorporated herein by reference.

Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended by adding the following:

(a) The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons is based upon 54,191,906 Shares outstanding, which we understand is the total number of Shares of the Issuer outstanding as of July 23, 2012 (and includes 4,125,000 shares of restricted stock granted by the Issuer’s Board of Directors to certain directors and executive officers on such date). Although the Issuer has reported that the Board of Directors has approved the cancellation of 4.6 million shares of stock issued to Ron Chan and his accomplices, such cancellation is not yet reflected in the number of Shares outstanding for purposes of this filing.

Amount beneficially owned:

Ned Sherwood – 4,198,629(*)

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,675,488

Percent of class:

Ned Sherwood – 7.7%(*)

ZS EDU L.P. – 4.8%

ZS EDU GP LLC – 4.8%

Robert Horne – 4.9%

(*) Includes 198,000 Warrants held by MRMP Managers LLC, of which Ned Sherwood is an investment manager.

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Ned Sherwood – 1,573,141

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 50,000

(ii) Shared power to vote or to direct the vote

Ned Sherwood – 2,625,488

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,625,488

(iii) Sole power to dispose or to direct the disposition of

Ned Sherwood – 973,141

ZS EDU L.P. – 0

ZS EDU GP LLC – 0

Robert Horne – 50,000

(iv) Shared power to dispose or to direct the disposition of

Ned Sherwood – 2,625,488

ZS EDU L.P. – 2,625,488

ZS EDU GP LLC – 2,625,488

Robert Horne – 2,625,488

(c) Pursuant to the April 2012 Purchase Agreement, the Borrowing Notice and the Purchase Agreement, the Issuer issued 4,342,364 warrants on August 24, 2012, including 198,000 Warrants issued to MRMP. The terms of the Warrants are described above in Item 4.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.

(e) Not applicable.

Page 9 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

The Issuer entered into the Purchase Agreement, the Notes, the Warrants and the Registration Rights Agreement with the Purchasers, including MRMP. The Purchase Agreement, the Notes, the Warrants and the Registration Rights Agreement are defined and described in Item 4 above and attached hereto as Exhibits 12, 13, 14 and 15, respectively.

Item 7.	Materials to be Filed as Exhibits.

Item 7 is supplemented by adding the following:

Exhibit 12:	Notes and Warrants Purchase Agreement, dated as of August 24, 2012, between the Issuer and the Purchasers, filed as Exhibit 4.1 to the Issuer’s Form 8-K filed August 27, 2012 (incorporated herein by reference)
Exhibit 13	Form of Note, filed as Exhibit 4.2 to the Issuer’s Form 8-K filed August 27, 2012 (incorporated herein by reference)
Exhibit 14	Form of Warrant, filed as Exhibit 4.3 to the Issuer’s Form 8-K filed August 27, 2012 (incorporated herein by reference)
Exhibit 15	Registration Rights Agreement, dated August 24, 2012, between the Issuer and the Purchasers and the other parties named therein, filed as Exhibit 4.4 to the Issuer’s Form 8-K filed August 27, 2012 (incorporated herein by reference)
Exhibit 16	Form of Sticker, filed as Exhibit 4.5 to the Issuer’s Form 8-K filed August 27, 2012 (incorporated herein by reference)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2012	Ned Sherwood

	By:	/s/ Ned Sherwood
		Name:	Ned Sherwood

August 28, 2012	ZS EDU L.P.

	By:	/s/ Ned Sherwood
		Name:	Ned Sherwood
		Title:	Manager of the General Partner, ZS EDU GP LLC

August 28, 2012	ZS EDU GP LLC

	By:	/s/ Ned Sherwood
		Name:	Ned Sherwood
		Title:	Manager

August 28, 2012	Robert Horne

	By:	/s/ Robert Horne
		Name:	Robert Horne